

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2021

Steve Whaley
Principal Accounting Officer and Controller
Copper Property CTL Pass Through Trust
6501 Legacy Dr.
Plano, TX 75024

   Re: Copper Property CTL Pass Through Trust
     Form 10-12G
     Filed December 29, 2020
     File No. 000-56236

Dear Mr. Whaley:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10-12G filed on December 29, 2020

General

1. Please provide an organizational chart or other visual representation of your structure assuming that the PropCo Formation Transactions have occurred.

Item 3. Properties, page 27

2. We note your disclosure elsewhere that the retail master lease is subject to a 50% rent abatement for the first year. By footnote, please also present the total annual rent net of abatement and any other tenant concessions or advise.

<u>Item 7. Certain Relationships and Related Transactions and Director Independence</u>
<u>Registration Rights Agreement, page 30</u>

3.   We note your disclosure that you express no view as to whether a person would be deemed an "underwriter," but that you do intend to enter into resale registration rights agreements with certain holders who may not be able to freely transfer their securities. Please clarify if you have identified certificate holders who will require resale registration for their certificates.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Erin E. Martin at 202-551-3391 with any other questions.

    Sincerely,

    Division of Corporation Finance
    Office of Real Estate & Construction